EXHIBIT 1

FOR IMMEDIATE RELEASE

Contacts:

Matthew Sherman / Jamie Moser
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

         THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE
                          MAILS LETTER TO SHAREHOLDERS

    Urges Shareholders to Vote FOR the Committees' Nominees on the GOLD Proxy
                                   Card Today

New York - June 26, 2009 -The Committee of Concerned Shareholders of The Children's Place (the "Committee"), which collectively owns approximately 22% of the outstanding shares of The Children's Place Retail Stores, Inc. (Nasdaq:
PLCE) ("The Children's Place" or the "Company"), today announced that it is mailing a letter to the Company's shareholders in connection with its nomination of three independent, highly-qualified and proven individuals for election to the Board of Directors at the Company's 2009 Annual Meeting of Shareholders, scheduled for July 31, 2009. Shareholders of record as of June 30, 2009 are entitled to vote at the meeting.

This upcoming election of directors is about the future of The Children's Place
- and all votes can make a difference. The choice is clear - by voting on the GOLD proxy card, shareholders can elect three experienced and independent Board nominees who are dedicated to protecting and enhancing the value of The Children's Place. The Committee urges shareholders to act now to ensure that their shares are represented at the upcoming Annual Meeting.

The Committee today sent the following letter to all shareholders:

                    PROTECT YOUR INVESTMENT IN THE CHILDREN'S PLACE
                            VOTE THE GOLD PROXY CARD TODAY

      June 26, 2009

      Dear Fellow Shareholder,

      This upcoming election of Directors is about the future of our Company - and your vote can make a difference. At the Company's upcoming Annual Meeting of Shareholders, we urge you to vote the GOLD proxy card for our three director nominees - Raphael Benaroya, Jeremy J. Fingerman and Ross
      B. Glickman. Our nominees are independent. Our nominees are experienced and accomplished. Our nominees will be committed to protecting and growing the value of the Company for all shareholders.

              WE ARE CONCERNED THAT THE COMPANY FACES A DECLINE IN VALUE
                               UNDER CURRENT LEADERSHIP

      The Committee of Concerned Shareholders of The Children's Place, which owns approximately 22% of the Company's outstanding shares, believes that the current Board lacks certain core competencies, experience and vision that are necessary to protect your investment and enhance


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      the Company's growth prospects. To protect and grow your investment in The
      Children's Place, we believe the Company needs an experienced and engaged Board. Only you, the true owners of the Company, can make that happen.

      Your vote is extremely important, no matter how many or how few shares you own. Vote today on the GOLD proxy card by telephone or Internet, or by signing, dating, and returning the GOLD proxy card in the postage paid envelope provided. Simply discard any white proxy cards you receive from the Company.

           THE CURRENT BOARD AND INTERIM LEADERSHIP ARE RESPONSIBLE FOR THE
                             COMPANY'S RECENT WEAK RESULTS

      We are concerned that the Company's results over the past few quarters cannot be sustained. Consider the Company's recent performance:

            o The Company's stock price has decreased 28% since the beginning of June 2009;

            o Since November 2008, the Company's same store sales have declined in all but one month; and

            o In May 2009, The Children's Place reported a 9% decline in comparable store sales--the Company's worst monthly results in over three years (as far back as the Company has disclosed its new comparable store sales methodology) and 11% lower than median comparable store sales for other value retailers.

      See for yourself. Industry analysts are voicing their concerns about the Company and its future.(1)

            "We expect shares of PLCE to be weak following disappointing May sales and as investors examine the company's erratic sales trends and the potential for limited gross margin restoration given indications of higher product costs continuing into Q2."

                            - Betty Chen, Wedbush Morgan Securities, 4 June 2009

            "We are concerned that the company could lose some competitive edge as its price differential narrows relative to other children's retailers...At more than 900 stores, Children's Place is a mature concept with limited domestic growth prospects...We believe there may be room for additional expansion in Canada, but by and large, we believe any meaningful square footage expansion would need to come from a new growth concept, given the maturity of core Place."

                                 - John Morris, BMO Capital Markets, 27 May 2009

      The Committee believes the Company's recent poor performance points to the beginning of a downward trend that jeopardizes your investment in The Children's Place. Immediate change is required. Vote the GOLD card today to elect directors who bring fresh perspectives and who will work to install permanent leadership to drive growth at The Children's Place.

                     THE BOARD'S NOMINEES DO NOT MERIT RE-ELECTION

      We are concerned that the current Board has failed to act on certain key priorities and that further delay could significantly impair the value of your investment.

      ---------

      (1) Permission to use quotations was neither sought nor obtained.


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

            o AFTER 21 MONTHS, STILL NO PERMANENT CEO: Since September 2007, your Company has been operating with an interim leadership team. The Company's Interim CEO, Charles Crovitz, lacks the very qualities that the current Board has acknowledged it is looking for in a permanent CEO. Mr. Crovitz has NO public company CEO experience; and NO product development, merchandising, marketing or real estate experience - areas that are most critical to the successful leadership of a specialty retailer like The Children's Place.

                  Over the last 21 months, the Board, mindful of Mr. Crovitz's shortcomings, has repeatedly acknowledged the need to appoint a permanent CEO, yet it has failed in this fundamental and critical responsibility.

            o     WHAT THE CURRENT BOARD HASN'T TOLD YOU ABOUT SALLY KASAKS:
                  Only one day after the Company made its proxy statement available to you, the shareholders, and included in it a discussion of Interim Chairman Sally Kasaks's qualifications and the Board's support for her re-election, Ms. Kasaks was replaced as Chairman and CEO of Pacific Sunwear. Ask yourself:
                  If Ms. Kasaks isn't good enough for Pacific Sunwear, why is she good enough for The Children's Place?

            o EXCESSIVE COMPENSATION FOR INTERIM CEO: The Board's Compensation Committee, which is chaired by Ms. Kasaks, set and approved Mr. Crovitz's generous compensation package. In FY 2008, Mr. Crovitz received nearly $4 million (including over $500,000 in perquisites) for serving as an Interim CEO - a salary, we note, that is higher than that of many permanent CEOs in the retail industry today. We also note that Mr. Crovitz's compensation is almost quadruple, and his term as Interim CEO is already three times longer than, the median of other Interim CEOs in the retail industry.

                  In addition, Mr. Crovitz's employment contract calls for tax gross-up payments for certain perquisites he receives, including a temporary living allowance of $15,500 per month, a furniture allowance of $2,000 per month and weekly round trip airfare for two to his residence in Martha's Vineyard, Massachusetts. Also, on February 5, 2009, Mr. Crovitz was granted an additional restricted stock award of 55,401 shares of common stock valued at close to $1 million. Ask yourself:
                  How quickly would you act to give up a temporary job that paid you almost $4 million a year, including over $500,000 in perks?

            o A NUMBER OF SENIOR EMPLOYEES HAVE LEFT THE COMPANY AND THERE ARE STILL NUMEROUS VACANCIES IN SENIOR MANAGEMENT: Creative and entrepreneurial employees have always been the lifeblood of The Children's Place and the key to its success. Since Mr. Crovitz became Interim CEO, the Company has been unable to retain key management talent, most of whom still have not been replaced. In fact, the Company is currently operating without a President, a General Merchandise Manager or a General Counsel. We believe these departures prevent the Company from performing at its full potential. Ask yourself: How can the Company retain and attract key talent without resolution on the issues surrounding interim management and the resulting uncertainty about the future direction of The Children's Place?


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                 THE INCUMBENT NOMINEES LACK THE REQUISITE CREDENTIALS
                             TO LEAD THE CHILDREN'S PLACE

      We believe the Board's incumbent nominees lack experience in areas that are critical to the Company's success, including specialty apparel retailing, mass consumer marketing and branding and retail real estate strategy, all of which we believe are necessary for the Company to excel in today's retail environment.

            X Sally Kasaks was just replaced as Chairman and CEO of Pacific Sunwear, after overseeing an almost 84% decline in the Company's stock price. While stock prices can be affected by many factors, she also oversaw a 27% decline in Ann Taylor's stock price when she served as CEO from 1992 to 1996.

            X Norman Matthews, 76, recently appointed by the Crovitz/Kasaks-led Board, has held directorships at several companies that have filed for bankruptcy or been liquidated, including Levitz, Lechters (he resigned less than four months prior to the Company's Chapter 11 filing), and Loehmann's. His last full time management position with a public company was in 1988.

            X Malcom Elvey's limited retail company experience includes only a brief stint at Metro Cash and Carry over 30 years ago.

                              NOW IS THE TIME FOR CHANGE

      Shareholders deserve independent, growth-oriented directors who bring fresh perspectives and will actively oversee the development and implementation of growth initiatives to enhance shareholder value. We are confident that the Committee's three independent nominees - Raphael Benaroya, Jeremy J. Fingerman and Ross B. Glickman - meet these criteria and are better qualified to serve on The Children's Place Board.

            o Raphael Benaroya: Senior level specialty apparel retailing and mass consumer marketing experience, and a deep understanding of the children's marketplace and its targeted consumers. Mr. Benaroya is currently Chairman of the Board of Directors of Russ Berrie Inc., a public company that specializes in the design, import, marketing and distribution of infant and juvenile consumer products, and has served as the Chairman of F.A.O. Schwartz (post bankruptcy). Mr. Benaroya was also the Chairman of the Board, President and Chief Executive Officer of United Retail Group Inc., a public specialty retailer of women's fashions, from 1989 until its successful sale in 2007.

            o Jeremy J. Fingerman: More than 20 years of mass marketing and brand management experience. Mr. Fingerman most recently served as President and Chief Executive Officer of R.A.B. Food Group, LLC, where during his tenure, the business grew by more than 50% through organic growth initiatives and acquisitions. Prior to joining R.A.B., Mr. Fingerman served as President of the U.S. Soup Division at Campbell Soup Company, during which time the U.S. soup franchise generated three consecutive years of consumption growth for the first time in 18 years.

            o Ross Glickman: 35 years of specialty retail and real estate experience, with extensive expertise in retail real estate issues and current market developments. Mr. Glickman is currently Chairman and Chief Executive Officer of Urban Retail Properties, LLC, a


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

                  development, leasing and management real estate company, specializing in retail shopping centers, with approximately 28 million square feet under management.

      Our three independent nominees are highly-qualified, proven executives with extensive experience in key areas of the Company's business, including specialty apparel retailing, mass consumer marketing and real estate strategy. They will add complementary skills that are currently lacking from the Board. We believe electing these independent nominees will significantly improve the current Board composition. All three independent nominees have successful leadership track records and, if elected, will push for much needed change, not the least of which is retaining a permanent, experienced and motivational CEO. They will focus on driving future growth at the Company.

                    PROTECT YOUR INVESTMENT IN THE CHILDREN'S PLACE
                            VOTE THE GOLD PROXY CARD TODAY

      This upcoming election of directors is about the future of our Company - and your vote can make a difference. The choice is clear - by voting on the enclosed GOLD proxy card, you can elect three experienced and independent Board nominees who are dedicated to protecting and enhancing the value of your investment. We urge you to act now to ensure that your shares are represented at the upcoming Annual Meeting.

      Remember, even if you previously returned a white proxy card, you have every legal right to change your vote. Vote your shares on the GOLD proxy by phone or Internet by following the instructions on your GOLD proxy card--or by signing dating and returning it in the envelope provided.

      Innisfree M&A Incorporated is assisting the Committee with its efforts to solicit your vote. If you have any questions about voting your shares, please call Innisfree toll-free at (888) 750-5834.


      Thank you for your support.

      Sincerely yours,

      /s/ Ezra Dabah
      Ezra Dabah, on behalf of
      THE COMMITTEE OF CONCERNED SHAREHOLDERS OF THE CHILDREN'S PLACE

The Committee urges shareholders to vote FOR its three director nominees on the GOLD proxy card today - by telephone, Internet or by signing, dating and returning the GOLD proxy card. Innisfree M&A Inc. is acting as proxy solicitor for the Committee and can be reached toll-free at (888) 750-5834.

Moelis & Company is serving as financial advisor and Cadwalader, Wickersham & Taft LLP is serving as legal counsel for the Committee.


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      Your Vote Is Important, No Matter How Many Or How Few Shares You Own.

     If you have questions about how to vote your shares, or need additional assistance, please contact the firm assisting us in the solicitation of proxies:

                           INNISFREE M&A INCORPORATED
                   Shareholders Call Toll-Free: (888) 750-5834
               Banks and Brokers May Call Collect: (212) 750-5833

                                    IMPORTANT

   We urge you NOT to sign any White proxy card sent to you by The Children's
                                     Place.

 If you have already done so, you have every right to change your vote by using the enclosed GOLD proxy card to vote TODAY--by telephone, by Internet, or by signing, dating and returning the GOLD proxy card in the postage-paid envelope provided.

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Important Information

In connection with The Children's Place's 2009 Annual Meeting of Shareholders, the Committee filed a definitive proxy statement on Schedule 14A with the SEC on June 17, 2009 containing information about the solicitation of proxies for use at The Children's Place's 2009 Annual Meeting of Shareholders. The definitive proxy statement and the GOLD proxy card were first disseminated to shareholders of The Children's Place on or about June 17, 2009. SHAREHOLDERS OF THE CHILDREN'S PLACE ARE URGED TO CAREFULLY READ THE DEFINITIVE PROXY STATEMENT BECAUSE IT CONTAINS IMPORTANT INFORMATION. The Committee may file other additional proxy solicitation material in connection therewith from time to time. The definitive proxy statement and other documents relating to the solicitation of proxies by the Committee will be available at no charge on the SEC's website at http://www.sec.gov. In addition, the Committee will provide copies of the definitive proxy statement and other relevant documents without charge upon request. Request for copies should be directed to our proxy solicitor, Innisfree M&A Incorporated, at 1-888-750-5834.

Ezra Dabah, Renee Dabah, Stanley Silverstein, Raine Silverstein, Barbara Dabah, Gila Goodman, Raphael Benaroya, Jeremy Fingerman, Ross Glickman and Emanuel Pearlman may be deemed to be participants in the solicitation of proxies with respect to the Committee's nominees. Information about each of the participants is available in the definitive proxy statement filed by the Committee with the SEC on June 17, 2009 in connection with the solicitation of proxies for the 2009 annual meeting of The Children's Place shareholders. Information about the participants' direct or indirect interests in the matters to be considered at the 2009 annual meeting of Shareholders of The Children's Place, including by security ownership or otherwise, is also contained in the definitive proxy statement.


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